UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number:

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 5, 2021, Satellogic Inc. (the “Company”), CF Acquisition Corp. V, a Delaware corporation (the “SPAC”), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), and certain other parties thereto entered into an Agreement and Plan of Merger (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement , among other things, Target Merger Sub will merge with and into Target upon which the separate existence of Target Merger Sub will cease and Target will be the surviving corporation and a direct wholly owned subsidiary of the Company. The transactions contemplated by the Merger Agreement are referred to as the “Business Combination”.

On March 8, 2021, Target signed an Exchange Agreement in conjunction with a Loan Agreement (the “Exchange Agreement”) with Columbia River Investment Limited, one of its investors (the “Investor”). Under the Exchange Agreement, the Investor transferred to Target all its outstanding shares in Target and convertible promissory notes issued to it by Target in exchange for new debt and equity securities of Target, as described in the Registration Statement on Form F-4 filed by the Company in connection with the Business Combination, which became effective on November 12, 2021. Under the Exchange Agreement and the related debt document (the “Current Loan Agreement”), Target is required to pay all amounts due to Investor, which, as of November 30, 2021, totaled $41,567,000, upon the closing of the Business Combination. The Current Loan Agreement includes specified affirmative and negative covenants and is secured by a security interest in (i) the Target’s equity interest in each of its subsidiaries, (ii) all intellectual property owned by the Target or its subsidiaries and (iii) all assets used in the exploitation of the Target’s satellite fleet. The description of the Loan Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 7, 2021, Target entered into an Amendment to Loan and Security Agreement (the “Amendment”) with Investor which amends the Current Loan Agreement to, among other things (i) extend the date on which Target is required to pay all amounts due under the Current Loan Agreement from the closing date of the Business Combination to December 31, 2021 if aggregate redemptions by the stockholders of the SPAC exceed 50% of the amount in the SPAC’s trust account, (or a later date if mutually agreed to by Target and the Investor). (ii) extend the “Perfection Date” to the earlier of (a) December 31, 2021 and (b) the date the Target perfects the security interest on any collateral under its other indebtedness and (iii) make certain other conforming amendments. The description of the Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Loan and Security Agreement, dated as of March 8, 2021, by and among Columbia River Investment Limited and Nettar Group Inc.

99.2	Amendment to Loan and Security Agreement, dated as of December 7, 2021, by and among Columbia River Investment Limited and Nettar Group Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Dated: December 10, 2021